

Mail Stop 3720

March 25, 2010

VIA US MAIL AND FAX

Mr. Joseph Euteneuer
Executive Vice President and Chief Financial Officer
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

> **RE: Qwest Communications International Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 6, 2010**
> **Definitive Proxy Statement**
> **Filed March 17, 2010**
> **File No. 001-15577**

Dear Mr. Euteneuer:

We have reviewed your supplemental response dated March 19, 2010 as well as your definitive proxy statement filed March 17, 2010 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of your responses, we may raise additional comments.

Definitive Proxy Statement

Risks Arising from Compensation Policies and Practices, page 57

1. We note your disclosure in response to Item 402(s) of Regulation S-K. In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

/s Paul Fischer, for

Larry Spirgel
Assistant Director